Exhibit 12.1

LaSalle Hotel Properties

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends

(Dollars in thousands, except ratio data)

(unaudited)

	For the year ended December 31,
	2008	2007	2006	2005	2004

Net income attributable to common shareholders	$10,630	$61,543	$73,456	$20,767	$10,691
Discontinued operations	—	(30,533)	(3,694)	(3,066)	(6,083)
Income tax expense (benefit)	(1,316)	3,075	(277)	(1,979)	(3,499)
Noncontrolling interests	5,239	6,369	4,627	1,719	357
Equity in earnings of unconsolidated entities	—	(27)	(38,420)	(753)	(853)
Fixed charges	74,235	74,804	70,601	40,158	28,660
Amortization of capitalized interest	576	205	349	405	517
Distributions from unconsolidated entities	25	27	39,398	1,116	3,000
Capitalized interest	(3,525)	(4,171)	(2,589)	(1,178)	(783)

Earnings	$85,864	$111,292	$143,451	$57,189	$32,007

Fixed Charges
Interest	46,865	44,911	39,849	21,811	13,077
Capitalized interest	3,525	4,171	2,589	1,178	783
Amort. of discounts and capitalized cost related to indebtness	1,348	1,378	2,559	2,540	2,268
Preference security dividends	22,497	24,344	25,604	14,629	12,532

Total fixed charges and preference security dividends	$74,235	$74,804	$70,601	$40,158	$28,660

Ratio of earnings to combined fixed charges and preferred share dividends	1.16	1.49	2.03	1.42	1.12